SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)*

Conmed Healthcare Management, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

20741M03
(CUSIP Number)

John Pappajohn
c/o Equity Dynamics Inc.
666 Walnut Street, Suite 2116
Des Moines, IA 50309
(515) 244-2346
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20741M03

1	NAMES OF REPORTING PERSONS John Pappajohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,598,342
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,598,342
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,598,342
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON (See instructions) IN

This Amendment No. 12 amends and supplements the Schedule 13D filed by John Pappajohn (as amended and supplemented, the “Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”).

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On November 16, 2011, the Company terminated the Agreement and Plan of Merger, dated July 11, 2011 (the “Merger Agreement”), as amended, among the Company, Ayelet Investments LLC, a Delaware limited liability company (“Parent”), and Ayelet Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”). Upon such termination, the Voting Agreement, dated as of July 11, 2011 (the “Voting Agreement”), between Parent and the Reporting Person automatically terminated.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement are hereby amended and supplemented as follows:

The Reporting Persons’ current beneficial ownership of the Company’s Common Stock is set forth on the cover pages to this Statement and is incorporated by reference into this Item 5. The ownership percentage appearing on such pages has been calculated based on a total of 13,224,051 shares outstanding as of November 10, 2011, as set forth in the Company’s Form 10-Q for the quarter ended September 30, 2011.

As of November 22, 2011, the Reporting Person may be deemed to beneficially own 2,547,846 shares of Common Stock.  As of November 22, 2011, the Reporting Person may also be deemed to beneficially own 5,000 shares of Common Stock held by Halkis, Ltd. and 5,496 shares of Common Stock held by the John and Mary Pappajohn Scholarship Foundation, both affiliates of the Reporting Person.  The Reporting Person, who is a director of the Company, may also be deemed to beneficially own 40,000 shares of Common Stock issuable upon the conversion of options granted to him that are exercisable within 60 days of November 22, 2011.  As a result, the Reporting Person may be deemed to beneficially own an aggregate of 2,598,342 shares of Common Stock, representing approximately 19.6% of the sum of (x) the shares of Common Stock outstanding as of November 10, 2011 as disclosed by the Company in the Form 10-Q for the second quarter ended September 30, 2011 and (y) the shares of Common stock that would be outstanding assuming that all vested stock options held by the Reporting Person were exercised into shares of Common Stock.

As a result of the termination of the Voting Agreement, the Reporting Person, together with Parent, certain affiliates of Parent and the other stockholders of the Company that entered into a Voting Agreement with Parent (including James H. Desnick, M.D.), may no longer be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The information provided in Items 4 and 5 above is incorporated by reference into this Item 6.

CUSIP No. 20741M03

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: November 23, 2011

/s/ John Pappajohn
John Pappajohn